Exhibit 99.1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4864
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources to sell Shenzhen investment property for approximately
US$21.7 million

NEW YORK, July 7, 2015 –Global Sources Ltd. (NASDAQ: GSOL), through its Shenzhen, China subsidiary, has entered into a Letter of Intent (LOI) for the sale of its investment property on the 50th floor of the Shenzhen International Chamber of Commerce Tower in Shenzhen, China. The total price is approximately US$21.7 million.

Global Sources’ executive chairman, Merle A. Hinrich, said: “The sale of this property rebalances our property portfolio, as it reduces our investment holding position in China. We also expect a reasonable capital gain from this property, as the market price has appreciated substantially since we purchased this property in September of 2008.”

Pursuant to the LOI, which was signed on July 6, 2015, a deposit of approximately US$3.2 million, has been received by Global Sources from the buyer.

The completion of the property sale transaction is conditional upon, and subject to, the further signing of a formal sale and purchase agreement by the parties on or before Sept. 1, 2015, and the buyer’s full payment of the sale price on or before Nov. 10, 2015.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), print and digital magazines, sourcing research reports, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.